EXHIBIT 21

List of Subsidiaries

Registrant: First Bancorp of Indiana, Inc.

Subsidiaries	Percentage Ownership	Jurisdiction or State of Incorporation

First Federal Savings Bank	100%	United States
First Bancorp of Indiana Statutory Trust I	100%	Delaware

First Federal Savings Bank

Subsidiaries	Percentage Ownership	Jurisdiction or State of Incorporation

FFSL Service Corporation, Inc.	100%	Indiana
FFSB Financial Corporation	100%	Indiana
White River Service Corporation	100%	Indiana